ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                                                        (303) 839-0061
Fax: (303) 839-5414


                                November 14, 2013


Jeffrey Gordon
Securities and Exchange Commission
100 F Street, N.E., Stop 4631
Washington, D.C. 20549

      Re:   Flexible Solutions International, Inc.


      This office represents Flexible Solutions International, Inc. The Company plans to respond to the staff's letter dated October 30, 2013 by November 27, 2013.

      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                Very Truly Yours,

                                HART & HART, LLC

                                /s/ William T. Hart

                                William Hart